Mail Stop 4561

August 5, 2009

John Kinney
Chief Executive Officer
Vision Global Solutions, Inc.
20400 Stevens Creek Blvd., Suite 700
Cupertino, CA 95014

> **Re:** **Vision Global Solutions, Inc.**
> **Form 10-KSB for the Fiscal Year Ended March 31, 2008**
> **Filed June 30, 2008**
> **File No. 000-31104**

Dear Mr. Kinney:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief